Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

	2011	2010	2009	2008	2007
EARNINGS FROM CONTINUING OPERATIONS ADD (DEDUCT)	$4,728	$4,626	$5,746	$4,734	$3,606
Taxes on earnings from continuing operations	470	1,087	1,448	1,122	863
Amortization of capitalized interest, net of capitalized interest	20	—	(4)	6	(25)
Noncontrolling interest	10	9	7	7	9
EARNINGS FROM CONTINUING OPERATIONS AS ADJUSTED	$5,228	$5,722	$7,197	$5,869	$4,453
FIXED CHARGES Interest on long-term and short-term debt	530	553	520	528	593
Capitalized interest cost	20	20	23	17	42
Rental expense representative of an interest factor	124	110	94	77	69
TOTAL FIXED CHARGES	674	683	637	622	704
TOTAL ADJUSTED EARNINGS FROM CONTINUING OPERATIONS AVAILABLE FOR PAYMENT OF FIXED CHARGES	$5,902	$6,405	$7,834	$6,491	$5,157
RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES	8.8	9.4	12.3	10.4	7.3

NOTE: For the purpose of calculating this ratio, (i) earnings from continuing operations have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; amortization of capitalized interest, net of capitalized interest; noncontrolling interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.